UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         BOSTON SCIENTIFIC CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  101137 10 7
                                 (CUSIP number)

           Lawrence J. Knopf, Esq., c/o Boston Scientific Corporation
                 One Boston Scientific Place, Natick, MA 01760
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 1, 1997
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)






--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     SCHEDULE 13D/A

CUSIP No.
101137 10 7

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Peter M. Nicholas
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                            (b) [ ]
-------------------------------------------------------------------------------
 3      SEC USE ONLY
-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        Not applicable.
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]
-------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        The United States of America
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          27,330,605
               ----------------------------------------------------------------
                8  SHARED VOTING POWER
BENEFICIALLY
                   0
               ----------------------------------------------------------------
  OWNED BY      9  SOLE DISPOSITIVE POWER

    EACH           27,330,605
               ----------------------------------------------------------------
  REPORTING     10 SHARED DISPOSITIVE POWER

   PERSON          0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,330,605
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES
                                                                [X]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW(11)

         14.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *

         IN
-------------------------------------------------------------------------------

      * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Boston Scientific Corporation, a Delaware corporation (the "Company"). The principal executive office of the Company is located at One Boston Scientific Place, Natick, MA 01760.

ITEM 2.  IDENTITY AND BACKGROUND.

      This statement is filed by Peter M. Nicholas (the "Reporting Person").

      The Reporting Person's business address is c/o Lawrence J. Knopf, Esq., Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760. The principal occupation of the Reporting Person is Chairman, Founder and Chief Executive Officer of the Company. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On July 1, 1997, The Peter M. Nicholas 1979 Irrevocable Family Trust, a trust for the benefit of the Reporting Person's children, transferred 9,518,460 shares of Common Stock to Promerica, L.P., a limited partnership of which the Reporting Person is the general partner (the "Partnership"), in exchange for the issuance of additional partnership interests in the Partnership.

ITEM 4.  PURPOSE OF TRANSACTION.

      The transaction described in Item 3 was consummated in order to consolidate certain assets of the Reporting Person's family and entities associated with the Reporting Person's family (some of which may no longer be subject to reporting obligations under Section 13 of the Securities Exchange Act of 1934) in connection with family business ventures and opportunities.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

      The Reporting Person beneficially owns 27,330,605 shares of Common Stock (including the shares held by the Partnership which may be deemed to be beneficially owned by the Reporting Person as general partner), comprising 14.0% of the aggregate number of shares of Common Stock outstanding as of February 1, 1998. Of these shares, 150,000 shares represent shares subject to exercisable options to acquire Common Stock.

Number of shares as to which the Reporting Person has:

      (i)  Sole power to vote or direct the vote:  27,330,605(1)(2)

      (ii) Shared power to vote or direct the vote:  0

      (iii)Sole power to dispose or direct the disposition of: 27,330,605(1)(2)

      (iv) Shared power to dispose or direct the disposition of:  0

(1) 150,000 of such shares represent shares subject to exercisable options to acquire Common Stock. In addition, 6,489,097 shares are held by a trust for the benefit of the Reporting Person's children and grandchildren; 85,477 shares are held by a trust for the benefit of the Reporting Person's wife, children and grandchildren, and 1 share is held by a child of the Reporting Person. The Reporting Person disclaims beneficial ownership of these 6,574,575 shares.

(2) The Partnership owns 26,058,670 shares of stock. The Reporting Person may be deemed to be the beneficial owner of these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Certain shares of Common Stock held by the Partnership are subject, as security for the borrower's obligations thereunder, to standard borrowing agreements with Fleet Bank of Massachusetts, N.A., Citizens Bank of Massachusetts, and NationsBank of Texas, N.A. Certain shares of Common Stock held by the Reporting Person serve as collateral for a standard recourse loan with UST Securities Corporation. In addition, certain shares of Common Stock held by a trust for the benefit of the Reporting Person's children and grandchildren serve as collateral for a standard recourse loan with UST Securities Corporation and a standard recourse loan with NationsBank of Texas, N.A.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      None.

                               * * *

      This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  March 5, 1998


                                          /s/ Peter M. Nicholas
                                          __________________________
                                          Peter M. Nicholas